UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Groupon, Inc.

(Name of Issuer)

Class A Common Stock, $.0001 par value

(Title of Class of Securities)

399473107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473107

1.	Names of Reporting Persons CD-Rocket Holding UG (haftungsbeschraenkt) & Co. Beteiligungs KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 39,168,960 (1)(2)

	7.	Sole Dispositive Power 39,168,960 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,168,960

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) PN

(1)   CD-Rocket Holding UG (haftungsbeschraenkt) & Co. Beteiligungs KG (“CD-Rocket”) is owned by Rocket Internet GmbH, 88.34% of which is owned by European Founders Fund GmbH. European Founders Fund GmbH is owned by Oliver Samwer (33.33%), Marc Samwer (33.33%) and Alexander Samwer (33.33%).  Oliver and Marc Samwer serve as consultants to the Issuer.  The remaining interest in Rocket Internet GmbH is owned by Emesco AB, a subsidiary of Investment AB Kinnevik.

(2)   In connection with the acquisition of its shares of the Issuer, each of CD-Rocket, Rocket Internet GmbH and European Founders Fund GmbH entered into a shareholders agreement with the Issuer’s founders.  Pursuant to such agreement, the shares held by the parties and their affiliates must be voted in the same manner as the majority-in-interest of the Class A Common Stock held by the Issuer’s founders with respect to the authorization, designation or issuance of any new class or series of the Issuer’s capital stock or a material acquisition or asset transfer.  This does not include the power to vote for directors. In connection with the shareholders agreement, CD-Rocket, Rocket Internet GmbH, European Founders Fund GmbH and their affiliates have granted the Issuer’s founders, president and secretary proxy authority to vote their shares in connection with such material transactions for five years following the closing of the Issuer’s initial public offering.

Item 1.
	(a)	Name of Issuer Groupon, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 600 West Chicago Avenue, Suite 620 Chicago, IL 60654

Item 2.
	(a)	Name of Person Filing CD-Rocket Holding UG (haftungsbeschraenkt) & Co. Beteiligungs KG
	(b)	Address of Principal Business Office or, if none, Residence Saarbruecker Str. 20/21 10405 Berlin Federal Republic of Germany
	(c)	Citizenship Germany
	(d)	Title of Class of Securities Class A Common Stock, par value $.0001 per share
	(e)	CUSIP Number 399473107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 39,168,960
(b) Percent of class: 6.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 39,168,960 (3)(4)
(iii) Sole power to dispose or to direct the disposition of 39,168,960 (3)
(iv) Shared power to dispose or to direct the disposition of 0

(3)   CD-Rocket is owned by Rocket Internet GmbH, 88.34% of which is owned by European Founders Fund GmbH. European Founders Fund GmbH is owned by Oliver Samwer (33.33%), Marc Samwer (33.33%) and Alexander Samwer (33.33%).  Oliver and Marc Samwer serve as consultants to the Issuer.  The remaining interest in Rocket Internet GmbH is owned by Emesco AB, a subsidiary of Investment AB Kinnevik.

(4)   In connection with the acquisition of its shares of the Issuer, each of CD-Rocket, Rocket Internet GmbH and European Founders Fund GmbH entered into a shareholders agreement with the Issuer’s founders.  Pursuant to such agreement, the shares held by the parties and their affiliates must be voted in the same manner as the majority-in-interest of the Class A Common Stock held by the Issuer’s founders with respect to the authorization, designation or issuance of any new class or series of the Issuer’s capital stock or a material acquisition or asset transfer.  This does not include the power to vote for directors. In connection with the shareholders agreement, CD-Rocket, Rocket Internet GmbH, European Founders Fund GmbH and their affiliates have granted the Issuer’s founders, president and secretary proxy authority to vote their shares in connection with such material transactions for five years following the closing of the Issuer’s initial public offering.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CD-ROCKET HOLDING UG (HAFTUNGSBESCHRAENKT) & CO. BETEILIGUNGS KG

February 14, 2012
Date
/s/ Arnt Jeschke
Signature
Managing Director of CD-Rocket Holding UG (haftungsbeschraenkt)
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).